Exhibit 99.1

PRESS RELEASE
FOR IMMEDIATE RELEASE

KBW, Inc. Announces 2008 Third Quarter Results

New York, NY – October 22, 2008 – KBW, Inc. (NYSE: KBW), a full-service investment bank that specializes in the financial services sector, today announced a non-GAAP operating net loss  of $21.3 million, or $0.69 per diluted share, and $35.1 million, or $1.14 per diluted share, for the quarter and nine months ended September 30, 2008, respectively.  This compares to non-GAAP operating net income of $7.3 million, or $0.23 per diluted share, and $28.9 million, or $0.91 per diluted share, for the corresponding 2007 periods.  GAAP net loss was $23.0 million, or $0.75 per diluted share, and $40.2 million, or $1.31 per diluted share, for the quarter and nine months ended September 30, 2008, respectively, compared to GAAP net income of $5.5 million, or $0.18 per diluted share, and $23.7 million, or $0.75 per diluted share, for the corresponding 2007 periods.  See “Non-GAAP Financial Measures” below for a reconciliation of our non-GAAP operating results to our GAAP results.

John G. Duffy, Chairman and Chief Executive Officer, said "The third quarter of 2008 and the first nine months of the year have proven to be among the most difficult in the firm’s history.  However, our core cash equity business continued to perform well and benefitted from the extreme market volatility related volumes and demand for our services.  Our investment banking business was impacted by the continued slowdown in merger and acquisition activity, but our equity capital markets activity for the banking sector is robust and likely to remain so for the foreseeable future.  The reported losses for the quarter and the nine months are largely a function of the freeze in the credit markets and resultant impact upon the valuation of the trust preferred securities and related securities that we own as part of our PreTSL™ securities business.  A significant portion of these losses are unrealized and we are hopeful that these issues are largely behind us.”

“We are disappointed with our loss for the third quarter, but are looking forward to the benefits of a return of liquidity and transparency in the debt and credit markets if the recent federal actions prove successful. Despite these losses, the limited leverage that we have used in our business has allowed us to remain more than sufficiently capitalized to support our business.  We also believe that we are well positioned as the largest independent investment bank specializing in financial services to take advantage of opportunities to assist our clients.  As financial markets stabilize and valuations become more certain we expect there will be more capital markets transactions and consolidation in the financial sector leading to M&A assignments.  We are also continuing to focus on expansion of other portions of our business, such as our growing presence in the REIT area. We remain cautiously optimistic in this very difficult environment.”

Highlights for the quarter ended September 30, 2008 include:

•	Commissions revenue increased 22.7% to a quarterly record of $54.5 million compared to $44.5 million for the third quarter of 2007, primarily due to increases in trading levels.

•
Investment banking revenue decreased 23.4% to $46.0 million compared to $60.1 million for the third quarter of 2007, reflecting lower M&A and advisory revenues while equity capital markets, including private placements, remained relatively unchanged.

•
Principal transactions, net resulted in a loss of $53.8 million compared to a loss of $14.9 million for the third quarter of 2007. The 2008 quarterly loss was primarily due to losses on trust preferred backed collateralized debt obligations (CDO) and related securities of approximately $50 million. The changes in our positions in these trust preferred backed CDO and related securities include:

o
Trust preferred and other capital securities of bank and insurance companies, all of which are performing, are carried at an aggregate fair value of approximately $35 million (or 42% of original par value or an unrealized loss of approximately $48 million) at September 30, 2008 as opposed to the carrying value of approximately $75 million (or 74% of original par value or an unrealized loss of approximately $27 million) for this type of security at June 30, 2008.

o
Trust preferred backed CDOs, including PreTSL™ securities, are carried at an aggregate fair value of approximately $27 million (or 42% of original cost or an unrealized loss of approximately $37 million) at September 30, 2008 compared to the carrying value of approximately $57 million (or 70% of original cost or an unrealized loss of approximately $24 million) at June 30, 2008.  All rated CDO securities held were performing at September 30, 2008.

•
Operating compensation and benefits expense on a non-GAAP basis (GAAP compensation and benefits expense adjusted for the 2006 initial public offering restricted stock awards) was $57.5 million compared to $55.5 million for the third quarter of 2007. GAAP compensation and benefits expense was $60.3 million compared to $58.7 million for the third quarter of 2007.   Compensation expense reflects the accrual of our current expectations for the full year as well as our intent to compensate for production.

•
Non-compensation expenses decreased 3.6% to $31.5 million compared to $32.6 million for the third quarter of 2007.  The decrease was primarily due to a decrease in interest expense, partially offset by increases in communications and data processing expense and other expense.

•	As of September 30, 2008, preliminary stockholders’ equity, which was all tangible, amounted to $428.6 million or approximately 67% of total assets. Preliminary book value per share was $14.55.

Highlights for the nine months ended September 30, 2008 include:

•	Commissions revenue increased 27.6% to $152.9 million compared to $119.9 million for the first nine months of 2007, primarily due to increases in trading levels.

•
Investment banking revenue decreased 21.7% to $136.4 million compared to $174.1 million for the first nine months of 2007. The decrease was primarily due to the absence of a PreTSL™ transaction during the first nine months of 2008 compared with two larger than average PreTSL™ transactions that were completed during the first two quarters of the same period in 2007.

•
Principal transactions, net resulted in a loss of $113.0 million compared to a loss of $3.1 million for the first nine months of 2007.  The change was primarily due to losses on trust preferred backed CDO and related securities of approximately $95 million in 2008.

•
Operating compensation and benefits expense on a non-GAAP basis was $168.9 million compared to $179.6 million for the first nine months of 2007. GAAP compensation and benefits expense was $177.3 million compared to $188.9 million for the first nine months of 2007.

•
Non-compensation expenses decreased 2.5% to $88.7 million compared to $91.1 million for the first nine months of 2007.  The decrease was primarily due to a decrease in interest expense, offset by increases in communications and data processing expense and brokerage and clearance expense.

KBW, Inc. expects to file its quarterly report on Form 10-Q with the U.S. Securities and Exchange Commission on or about November 10, 2008.

Conference Call
A conference call with management discussion of financial results for the third quarter and nine months ended September 30, 2008 will be held today at 9:00 a.m. eastern time, and can be accessed at (800) 901-5241 within U.S. and Canada)/(617) 786-2963 (International) (Code: 42990597). A replay of the call will be available approximately two hours post-call at (888) 286-8010) (within U.S. and Canada)/(617) 801-6888 (International) (Code: 59231816). A live audio webcast and delayed replay will also be available under "Investor Relations" at http://www.kbw.com.

About KBW
KBW, Inc. through its subsidiaries Keefe, Bruyette & Woods, Inc., Keefe, Bruyette & Woods Limited and KBW Asset Management, is a full service investment bank specializing in the financial services industry.

Statements in this press release that are not statements of historical or current fact constitute forward-looking statements.  In some cases, you can identify these statements by words such as “may”, “might”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, or “continue”, the negative of these terms and other comparable terminology.  Such forward-looking statements, which are based on various underlying assumptions and expectations and are subject to risks, uncertainties and other unknown factors, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events, and there are or may be important factors that could cause our actual results to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements.  These factors include, but are not limited to, those discussed under the caption “Risk Factors” in our annual report on Form 10-K , which is available at the Securities and Exchange Commission website at www.sec.gov.  Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect circumstances or events after the date of this press release.

KBW, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Dollars in thousands, except per share information)
(unaudited)

	Three Months Ended		Nine Months Ended
	Sept 30, 2008	Sept 30, 2007	Sept 30, 2008	Sept 30, 2007
Revenues:
Investment banking	$46,042	$60,132	$136,382	$174,077
Commissions	54,527	44,457	152,894	119,857
Principal transactions, net	(53,836)	(14,943)	(112,973)	(3,134)
Interest and dividend income	5,891	10,317	20,351	27,544
Investment advisory fees	222	436	815	1,258
Other	789	736	2,189	2,564

Total revenues	53,635	101,135	199,658	322,166

Expenses:
Compensation and benefits	60,318	58,658	177,251	188,882
Occupancy and equipment	5,297	4,922	14,579	13,977
Communications and data processing	7,290	6,205	20,632	17,771
Brokerage and clearance	6,039	6,361	19,079	17,417
Interest	871	4,610	4,115	11,273
Business development	5,054	5,105	12,971	12,300
Other	6,902	5,412	17,373	18,317
Non-compensation expenses	31,453	32,615	88,749	91,055
Total expenses	91,771	91,273	266,000	279,937
(Loss)/income before income tax (benefit)/expense	(38,136)	9,862	(66,342)	42,229
Income tax (benefit)/expense	(15,136)	4,327	(26,105)	18,579
Net (loss)/income	$(23,000)	$5,535	$(40,237)	$23,650

Earnings per share:(1)
Basic	$(0.75)	$0.18	$(1.31)	$0.77
Diluted	$(0.75)	$0.18	$(1.31)	$0.75

Weighted average number of common shares outstanding:(1)
Basic	30,794,738	30,665,945	30,776,870	30,636,898
Diluted	30,794,738	31,546,276	30,776,870	31,537,188

(1)	In accordance with Statement of Financial Accounting Standards No. 128, basic and diluted outstanding are equal for the three and nine months ended September 30, 2008.

Non-GAAP Financial Measures

We have reported in this press release our compensation and benefits expense, (loss) / income before income tax (benefit) / expense, income tax (benefit) / expense, net (loss) / income and basic and diluted (loss) / earnings per share on a non-GAAP basis for the three and nine months ended September 30, 2008. The non-GAAP amounts exclude compensation expense related to the amortization of IPO restricted stock awards granted in November 2006.  Our management utilizes these non-GAAP calculations in understanding and analyzing our financial results.  Our management believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of our core operating results and business outlook. Our management believes that these non-GAAP measures will allow for a better evaluation of the operating performance of our business and facilitate meaningful comparison of our results in the current period to those in prior periods and future periods. Our reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance.

A limitation of utilizing these non-GAAP measures is that the GAAP accounting effects of these events do in fact reflect the underlying financial results of our business and these effects should not be ignored in evaluating and analyzing our financial results. Therefore, management believes that our GAAP measures of compensation and benefits expense, (loss) / income before income tax (benefit) / expense, income tax (benefit) / expense, net (loss) / income and basic and diluted (loss) / earnings per share and the same respective non-GAAP measures of our financial performance should be considered together.

We expect to grant restricted stock awards and other share-based compensation in the future. We do not expect to make any such substantial grants to employees outside of our regular compensation and hiring process, as we did when we granted the restricted stock awards in connection with our IPO.

The following provides details with respect to reconciling compensation and benefits expense, (loss) / income before income tax (benefit) / expense, income tax (benefit) / expense, net (loss) / income and basic and diluted (loss) / earnings per share on a GAAP basis for the three and nine months ended September 30, 2008 to the aforementioned captions on a non-GAAP basis in the same respective periods.

(Dollars in thousands, except per share information)
	GAAP	Reconciliation Amount		Non-GAAP
Three Months Ended September 30, 2008
Compensation and benefits expense	$60,318	$(2,843	)(a)	$57,475
(Loss)/income before income tax (benefit)/expense	$(38,136)	$2,843	(a)	$(35,293)
Income tax (benefit)/expense	$(15,136)	$1,145	(b)	$(13,991)
Net (loss)/income	$(23,000)	$1,698	(c)	$(21,302)

Earnings per share(d)
Basic	$(0.75)	$0.06		$(0.69)
Diluted	$(0.75)	$0.06		$(0.69)

Weighted average number of common shares outstanding(d)
Basic	30,794,738	–	(e)	30,794,738
Diluted	30,794,738	–	(e)	30,794,738

Three Months Ended September 30, 2007
Compensation and benefits expense	$58,658	$(3,128	)(a)	$55,530
Income before income tax expense	$9,862	$3,128	(a)	$12,990
Income tax expense	$4,327	$1,372	(b)	$5,699
Net income	$5,535	$1,756	(c)	$7,291

Earnings per share:
Basic	$0.18	$0.06		$0.24
Diluted	$0.18	$0.05		$0.23

Weighted average number of common shares outstanding:
Basic	30,665,945	–	(e)	30,665,945
Diluted	31,546,276	–	(e)	31,546,276

Nine Months Ended September 30, 2008
Compensation and benefits expense	$177,251	$(8,389	)(a)	$168,862
(Loss)/income before income tax (benefit)/expense	$(66,342)	$8,389	(a)	$(57,953)
Income tax (benefit)/expense	$(26,105)	$3,301	(b)	$(22,804)
Net (loss)/income	$(40,237)	$5,088	(c)	$(35,149)

Earnings per share:(d)
Basic	$(1.31)	$0.17		$(1.14)
Diluted	$(1.31)	$0.17		$(1.14)

Weighted average number of common shares outstanding:(d)
Basic	30,776,870	–	(e)	30,776,870
Diluted	30,776,870	–	(e)	30,776,870

Nine Months Ended September 30, 2007
Compensation and benefits expense	$188,882	$(9,290	)(a)	$179,592
Income before income tax expense	$42,229	$9,290	(a)	$51,519
Income tax expense	$18,579	$4,088	(b)	$22,667
Net income	$23,650	$5,202	(c)	$28,852

Earnings per share:
Basic	$0.77	$0.17		$0.94
Diluted	$0.75	$0.16		$0.91

Weighted average number of common shares outstanding:
Basic	30,636,898	–	(e)	30,636,898
Diluted	31,537,188	–	(e)	31,537,188

(a)	The non-GAAP adjustment represents the pre-tax expense with respect to the amortization of the IPO restricted stock awards granted to employees in November 2006.
(b)
The non-GAAP adjustment with respect to income tax (benefit)/expense represents the elimination of the tax (benefit)/expense resulting from the amortization of the IPO restricted stock awards in the period.

(c)	The non-GAAP adjustment with respect to net income was the after-tax amortization of the IPO restricted stock awards in the period.
(d)	In accordance with Statement of Financial Accounting Standards No. 128, basic and diluted common shares outstanding are equal for the three and nine months ended September 30, 2008.
(e)	Both the basic and diluted weighted average number of common shares outstanding were not adjusted.

Further information regarding these non-GAAP financial measures is included in our annual report on Form 10-K, which is available to the public at the Securities and Exchange Commission’s (SEC) website at http://www.sec.gov and at our website at http://www.kbw.com.  You may also read and copy this report at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, U.S.A.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Contacts

Investors:
KBW Investor Relations
Alan Oshiki, 866-529-2339
or
Media:
Intermarket Communications
Neil Shapiro, 212-754-5423

Source:  KBW, Inc.